Mail Stop 6010

October 25, 2006

Rick N. Newton
President and Chief Executive Officer
Life USA, Inc.
2300 Canyon Blvd. Suite 4
Boulder, CO 80302

> **Re: Life USA, Inc.**
> **Schedule 14A**
> **Filed October 20, 2006**
> **File No. 0-50294**

Dear Mr. Newton:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please review all of the disclosure throughout your document to ensure it does not contain information about other unrelated companies or proposals. We note, for example, the following:

- Page 3 of the filing states that the "Proxy Statement is being furnished to Shareholders of Captech Financial Group, Inc."

- Page 11 contains a "Table Showing Effect of Reverse Split Seventy-Five for One," while the maximum split ratio allowed by your proposal is 12:1.

Please correct these and any other references to other companies or proposals in your document.

Proposal #4: Proposed Reverse Split of Common Stock Issued and Outstanding, page 8

2.   We note from the last paragraph on page 8 that the number of authorized shares will not be reduced in conjunction with the reverse split, and the board may issue some of the newly available shares without shareholder approval. Please disclose in the document whether or not the company currently has any plans to issue any of the newly available shares. If the company has such plans, describe them and state how many of the newly available shares will be used.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

                                             Sincerely,

                                             Jeffrey Riedler
                                             Assistant Director

cc: Michael A. Littman
       7609 Ralston Road
       Arvada, Colorado 80002